Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the First Quarter of 2026

SINGAPORE, May 20, 2026 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Revenue was US$225.9 million, representing an increase of 14.2% from US$197.8 million in the same period of 2025.

•	In the first quarter of 2026, the Company opened 1 new Haidilao restaurant in Southeast Asia. The total number of Haidilao restaurants expanded from 126 as of December 31, 2025 to 127 as of March 31, 2026.

•	Overall average table turnover rate[1] was 4.0 times per day, compared to 3.9 times per day in the same period of 2025. Overall average same-store table turnover rate[2] was 4.0 times per day, consistent with the same period of 2025.

•	The Company had over 8.1 million total guest visits, representing an increase of 3.8% from 7.8 million in the same period of 2025.

•	Same-store sales[3] were US$183.5 million, representing an increase of 4.0% from US$176.4 million in the same period of 2025.

•	Income from operation[4] was US$14.0 million, representing an increase of 70.7% from US$8.2 million in the same period of 2025.

•	Income from operation margin[5] was 6.2%, compared to 4.1% in the same period of 2025, representing an increase of 2.1 percentage points year over year.

Mr. Li Yu, CEO & Executive Director of Super Hi, commented, “In the first quarter of 2026, the Company’s total revenue increased by 14.2% year over year to US$225.9 million. Our income from operation margin5 rebounded to 6.2% this quarter, representing an increase of 2.1 percentage points from the same period last year. Our ‘Dual Focus on Employees and Customers’ has continued to drive improvements in Haidilao restaurants operational performance. With steady growth in guest visits, Haidilao restaurants achieved an overall average table turnover rate1 of 4.0 times per day this quarter. Revenue from Haidilao restaurants increased by 8.4% and same-store sales3 grew by 4.0% year over year. During the quarter, the Company continued to expand its revenue streams, with our delivery business and other business growing by a combined 130.9% compared to the same period last year.”

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operations days for the period and average table count during the period.

2 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operations days for the period and average table count at the Company’s same-stores during the period.

3 Refers to the aggregate gross revenue of Haidilao restaurant operations at the same-stores for the period indicated.

4 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from profit (loss) for the period.

5 Calculated by dividing income from operation4 by total revenue.

“Looking ahead, we remain committed to our long-term strategy of ‘Dual Focus on Employees and Customers’. We will continue to enhance customer experience while fostering a family-style culture to reinforce the competitive advantages of Haidilao restaurants and deliver sustainable long-term growth for the Company.”

First Quarter 2026 Financial Results

Revenue was US$225.9 million, representing an increase of 14.2% from US$197.8 million in the same period of 2025.

•	Revenue from Haidilao restaurant operations was US$204.2 million, representing an increase of 8.4% from US$188.4 million in the same period of 2025. The increase was primarily attributable to (i) significantly improved operational performance at existing Haidilao restaurants driven by our ongoing operational optimization initiatives, with higher overall average table turnover rate[1] and increased customer traffic, further strengthening brand influence; and (ii) continued expansion of the restaurant network, resulting in a year-over-year increase in the total number of restaurants.

•	Revenue from delivery business was US$7.3 million, representing an increase of 82.5% from US$4.0 million in the same period of 2025, primarily due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strengthened strategic marketing collaborations with local food delivery platforms.

•	Revenue from other business was US$14.4 million, representing an increase of 166.7% from US$5.4 million in the same period of 2025. The increase was mainly driven by (i) the increasing popularity of hot pot condiment products, Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts.

Raw materials and consumables used were US$76.6 million, representing an increase of 14.0% from US$67.2 million in the same period of 2025, primarily driven by (i) business expansion, in line with the Company’s revenue growth; and (ii) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants. In the first quarter of 2026, raw materials and consumables used as a percentage of revenue decreased to 33.9% from 34.0% in the same period of 2025.

Staff costs were US$76.7 million, representing an increase of 9.9% from US$69.8 million in the same period of 2025. The increase was primarily attributable to (i) increased number of employees to support the continued expansion of our restaurant network and to ensure superior customer experience across catering services, product quality, restaurant environment, and food safety; and (ii) increased piece-rate wages and total working hours driven by increased guest visits and improved overall average table turnover rate1. As a percentage of revenue, staff costs decreased to 34.0% in the first quarter of 2026 from 35.3% in the same period of 2025.

Income from operation4 was US$14.0 million, representing an increase of 70.7% from US$8.2 million in the same period of 2025. Income from operation margin5 was 6.2%, compared to 4.1% in the same period of 2025. This increase in income from operation margin5 was mainly attributable to (i) the positive operating leverage effect driven by increased revenue and higher overall average table turnover rate1 as described above; and (ii) enhanced operational efficiency through ongoing optimization of operating costs.

Profit for the period was US$4.1 million, compared to US$11.9 million in the same period of 2025. This change was mainly due to an increase in net foreign exchange loss of US$11.7 million in the first quarter of 2026 compared to the same period of 2025, which was primarily attributable to foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar. The impact was partially offset by the improved operating performance as described above.

Basic and diluted net profit per share were both US$0.01, compared to US$0.02 in the same period of 2025.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the quarters indicated.

	As of/For the Three Months Ended March 31,
	2026	2025
Number of restaurants
Southeast Asia	72	73
East Asia	21	19
North America	22	20
Others(1)	12	11
Total	127	123

Total guest visits (million)
Southeast Asia	5.2	5.1
East Asia	1.3	1.1
North America	1.0	1.0
Others(1)	0.6	0.6
Total	8.1	7.8

Average table turnover rate(2) (times per day)
Southeast Asia	3.8	3.7
East Asia	5.1	5.0
North America	3.6	4.0
Others(1)	3.6	4.0
Overall	4.0	3.9

Average spending per guest(3) (US$)
Southeast Asia	19.6	18.7
East Asia	28.2	28.2
North America	41.4	39.6
Others(1)	41.3	38.2
Overall	25.3	24.2

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	16.2	15.3
East Asia	20.6	19.3
North America	21.0	22.2
Others(1)	22.9	24.1
Overall	18.4	17.8

Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the periods by the product of total Haidilao restaurant operations days for the periods and average table count during the periods in the same geographic region.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operations for the periods by total guests served for the periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operations for the periods by the total Haidilao restaurant operations days of the periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same-store sales for the quarters indicated.

	As of/For the Three Months Ended March 31,
	2026	2025
Number of same-stores(1)
Southeast Asia	64
East Asia	16
North America	19
Others(6)	10
Total	109

Same-store sales(2) (US$ in thousands)
Southeast Asia	94,348	88,701
East Asia	31,190	28,242
North America	35,665	37,576
Others(6)	22,303	21,925
Total	183,506	176,444

Average same-store sales per day(3) (US$ in thousands)
Southeast Asia	16.5	15.5
East Asia	21.8	19.7
North America	20.9	22.0
Others(6)	24.8	24.4
Overall	18.8	18.1

Average same-store spending per guest(4) (US$)
Southeast Asia	20.0	18.5
East Asia	28.3	28.1
North America	40.9	39.3
Others(6)	42.1	38.4
Overall	25.4	24.1

Average same-store table turnover rate(5) (times/day)
Southeast Asia	3.8	3.7
East Asia	5.4	5.1
North America	3.7	4.0
Others(6)	3.7	4.0
Overall	4.0	4.0

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 75 days in the first quarter of 2025 and 2026, respectively.
(2)	Refers to the aggregate gross revenue from Haidilao restaurant operations at the Company’s same-stores for the periods indicated.
(3)	Calculated by dividing the gross revenue from Haidilao restaurant operations for the periods by the total Haidilao restaurant operations days at the Company’s same-stores for the periods.
(4)	Calculated by dividing gross revenue of Haidilao restaurant operations for the periods by total guests served for the periods at the Company’s same stores in the same geographic region.
(5)	Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operations days for the periods and average table count at the Company’s same-stores during the periods.
(6)	Others include Australia, the United Kingdom, and the United Arab Emirates.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 32 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the “world’s most valuable restaurant brands” for seven consecutive years since 2019, earning the title of "World’s Strongest Restaurant Brand" for 2024 (Brand Finance). As of March 31, 2026, Super Hi had 127 self-operated Haidilao restaurants in 14 countries across four continents.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations
Email: media.hq@superhi-inc.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended March 31,
	2026	2025
	USD’000	USD’000
Revenue	225,927	197,783
Other income	2,708	2,733
Raw materials and consumables used	(76,574)	(67,167)
Staff costs	(76,686)	(69,832)
Rentals and related expenses	(6,303)	(5,561)
Utilities expenses	(7,171)	(6,963)
Depreciation and amortization	(20,658)	(19,898)
Travelling and communication expenses	(1,715)	(1,624)
Other expenses	(22,176)	(19,525)
Other (losses) and gains - net	(5,370)	7,942
Finance costs	(2,990)	(2,753)

Profit before tax	8,992	15,135
Income tax expense	(4,939)	(3,255)

Profit for the period	4,053	11,880

Other comprehensive income (expense)
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	1,585	(5,754)
Total comprehensive income for the period	5,638	6,126

Profit for the period attributable to:
Owners of the Company	4,089	11,938
Non-controlling interests	(36)	(58)

	4,053	11,880

Total comprehensive income attributable to:
Owners of the Company	5,719	6,184
Non-controlling interests	(81)	(58)

	5,638	6,126

Earnings per share
Basic and diluted (USD)	0.01	0.02

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at December 31,
	2026	2025
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	162,923	160,301
Right-of-use assets	201,826	204,180
Intangible assets	288	311
Deferred tax assets	4,639	4,725
Other receivables	1,961	1,961
Prepayment	437	325
Rental and other deposits	20,730	20,709

	392,804	392,512

Current Assets
Inventories	36,312	37,519
Trade and other receivables and prepayments	33,233	35,652
Financial assets at fair value through profit or loss	34,691	-
Rental and other deposits	5,417	5,417
Pledged bank deposits	2,887	2,793
Bank balances and cash	237,110	271,990

	349,650	353,371

Current Liabilities
Trade payables	31,191	36,337
Other payables	40,293	42,980
Amounts due to related parties	1,686	2,177
Tax payable	5,986	7,031
Lease liabilities	45,619	45,662
Contract liabilities	10,665	10,658
Provisions	1,956	1,987

	137,396	146,832

Net Current Assets	212,254	206,539

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at December 31,
	2026	2025
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	5,753	6,184
Lease liabilities	181,392	183,139
Contract liabilities	2,818	2,905
Provisions	15,506	15,179

	205,469	207,407

Net Assets	399,589	391,644

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	550,593
Reserves	(154,775)	(160,494)

Equity attributable to owners of the Company	395,821	390,102
Non-controlling interests	3,768	1,542
Total Equity	399,589	391,644

*	Less than USD1,000

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2026	2025
	USD’000	USD’000
Net cash from operating activities	24,235	19,693
Net cash used in investing activities	(53,545)	(55,605)
Net cash used in financing activities	(10,148)	(14,828)

Net decrease in cash and cash equivalents	(39,458)	(50,740)

Cash and cash equivalents at beginning of the period	144,590	254,719
Effect of foreign exchange rate changes	(966)	954
Cash and cash equivalents at end of the period	104,166	204,933

Represented by:
Bank balances and cash	237,110	204,933
Less: bank deposits with original maturity over three months	(132,944)	-

	104,166	204,933